Exhibit 99.1

SaverOne Signs Milestone OEM Agreement with IVECO

SaverOne’s solution to be provided to IVECO’s customers under a SaaS model

Petah Tikvah, Israel, March 27, 2024 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company that develops and sells transportation safety solutions, today announced that it has signed an OEM agreement with IVECO, the brand of Iveco Group N.V. (EXM: IVG) that designs, manufactures and markets light, medium and heavy commercial vehicles. The agreement seals the collaboration to develop a solution to prevent driver distraction from cellphone use.

The OEM agreement covers the integration of SaverOne’s safety technology within IVECO’s vehicles through their manufacturing line. Initially, throughout 2024, SaverOne’s software will be integrated within IVECO’s hardware. Future further evolutions, may include the integration of SaverOne’s mobile app with IVECO's mobile app, and SaverOne’s hardware and software within IVECO’s assembly line. The first IVECO vehicles with the integrated SaverOne software solution are expected to be delivered this year.

IVECO and SaverOne will also collaborate within their service centers to offer comprehensive support for drivers that use this technology.

SaverOne’s solution will be provided to IVECO’s customers under a software-as-a-service model. It will be included in IVECO’s services portfolio and will be delivered to customers under IVECO’s commercial responsibility. Technical development and integration will be delivered by SaverOne.

Fabrizio Conicella, Head of Digital and Advanced Technology, Iveco Group, commented, “We are delighted to enter into this partnership with SaverOne, a collaboration that underscores Iveco Group’s dedication to leading the way in transportation safety and innovation. Integrating the SaverOne technology into our trucks advances our efforts to provide our customers with not only the most reliable and efficient vehicles on the market, but also the safest.”

Ori Gilboa, CEO of SaverOne, stated, "We are thrilled to sign this milestone OEM agreement with IVECO, a leading European vehicle manufacturer. We believe that this agreement represents a very significant strategic move that strongly expands our footprint in European markets. It works to integrate our advanced driver safety solution into IVECO's manufacturing line, which allows us to directly tap into the IVECO global customer base. We look forward to a fruitful collaboration with IVECO and are excited about the positive impact our joint efforts will have on making roads safer for everyone."

About IVECO

IVECO is the brand of Iveco Group N.V. (EXM: IVG) that designs, manufactures and markets a wide range of light, medium and heavy commercial vehicles, off-road trucks and vehicles suitable for any body type.

It constantly innovates and extends its product portfolio to provide every customer with the vehicle that matches their mission precisely. Its full-line offer is designed around the Driver’s needs to deliver an excellent experience with a focus on safety and comfort. A wide range of advanced digital, connectivity-enabled services developed to help fleet owners run their fleet efficiently enhance IVECO’s complete transport solution.
IVECO pursues its decarbonisation strategy through a multi-energy approach that includes the further development of bio-methane, battery electric and fuel cell technologies.

IVECO operates 7 manufacturing plants and 8 research and development centres. It counts on 3,500 sales and service points in over 160 countries, which guarantee technical support wherever an IVECO vehicle is at work.

IVECO drives the road of change by powering the transformation of the transport industry, propelled by the ambition to be the most reliable partner and full-line player for its customers.

About the SaverOne System

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction, as a result of drivers using distracting applications on the mobile phone while driving, in a way that endangers their safety and the safety of their passengers. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile phones while driving. SaverOne's technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (e.g. navigation, calls), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets, including public transportation and buses, that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company's protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding SaverOne's strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition, and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” "will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures and our ability to continue as a going concern; the ability of our technology to substantially improve the safety of drivers; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; any resurgence of the COVID-19 pandemic and its impact on our business and industry; and other risks and uncertainties, including, but not limited to, the risks detailed in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on April 27, 2023 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact: Ehud Helft +1 212 378 8040 saverone@ekgir.com Israeli Investors Contact: Jonathan Eilat John@theinvestor.co.il